Management's Discussion and Analysis
for the year ended May 31, 2012

MEDICURE INC.

Message to Shareholders, September 2012

Medicure continues to focus on the sales and marketing of AGGRASTAT® and in the past year has expanded its investment in the product through clinical and other research activities.

Net revenues for fiscal 2012 increased to $4.8 million from $3.6 million for the year ended May 31, 2011, driven by a $1.9 million sale of unfinished product during the year.  Net sales of AGGRASTAT finished product for the year ended May 31, 2012 were $2.9 million, compared to $3.6 million for the year ended May 31, 2011.  In addition to ongoing sales and marketing support for the product, the Company is also investing in a new regulatory, brand and life cycle management strategy for AGGRASTAT.  This strategy includes the recently initiated “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI) clinical trial.

The Company also maintains a modest investment in other research and development activities, including the ongoing Phase II clinical trial of TARDOXAL for the treatment of Tardive Dyskinesia.

Management continues to maintain cost control measures implemented over the past several quarters to conserve cash.

On behalf of the Board, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business.  We remain committed to creating value from which our shareholders and stakeholders can benefit.

Yours sincerely,
Albert D. Friesen, Ph.D
Chairman and Chief Executive Officer

MEDICURE INC.
Management's Discussion and Analysis

The following management discussion and analysis (MD&A) is current to September 14, 2012 and should be read in conjunction with Medicure Inc.’s (Medicure or the Company) audited consolidated financial statements for the year ended May 31, 2012 which have been prepared under International Financial Reporting Standards (IFRS) and the Company's annual report on Form 20-F for the year ended May 31, 2012.  The Company previously prepared its financial statements in accordance with Canadian generally accepted accounting principles (GAAP).  For more information regarding the conversion to IFRS, see note 19 of the consolidated financial statements, which contains further information and a reconciliation of Medicure's previously reported financial information prepared under Canadian GAAP to IFRS.  Except as otherwise noted, the financial information contained in this MD&A and in the consolidated financial statements has been prepared in accordance with IFRS. All amounts are expressed in Canadian dollars unless otherwise noted.  Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements.  Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

•
intention to sell and market its acute care cardiovascular drug, AGGRASTAT®  (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma Inc.;

•	intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT;

•	intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT’s approved prescribing information;

•	intention to increase sales of AGGRASTAT;

•	intention to develop TARDOXALTM for neurological disorders;

•	intention to investigate and advance certain other product opportunities;

•	intention to obtain regulatory approval for the Company's products;

•	expectations with respect to the cost of the testing and commercialization of the Company's products;

•	sales and marketing strategy;

•	anticipated sources of revenue;

•	intentions regarding the protection of the Company's intellectual property;

•	business strategy; and

•	intention with respect to dividends.

MEDICURE INC.
Management's Discussion and Analysis

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

•	the ability of the Company to continue as a going concern;

•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

•	results of current and future clinical trials;

•	the uncertainties associated with the acceptance and demand for new products;

•	clinical trials not being unreasonably delayed and expenses not increasing substantially;

•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

•	the Company's ability to attract and retain skilled staff;

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

•	market competition;

•	tax benefits and tax rates; and

•	the Company's ongoing relations with its employees and with its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A [and any documents incorporated by reference herein] are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive.  Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements.  The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

MEDICURE INC.
Management's Discussion and Analysis

Company Profile

Medicure is a specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics.  The Company’s primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT  (tirofiban hydrochloride) owned by its subsidiary, Medicure International, Inc. and distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc.

The Company’s research and development program is primarily focused on developing and implementing  new regulatory, brand and life cycle management strategy for AGGRASTAT  and, secondly, on the clinical development of TARDOXAL for neurological disorders.  The Company also continues to explore certain other product opportunities.

Strategic changes made over the past year, coupled with focused capital conservation efforts, have assisted the Company in reducing its use of capital.  The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans.

The ongoing focus of the Company and its primary asset of interest is AGGRASTAT.  In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and implementing a new regulatory, brand and life cycle management strategy for AGGRASTAT.  The objective of this effort is to further expand AGGRASTAT’s share of, the US $330 million glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market.  GP IIb/IIIa inhibitors are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions and procedures.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements, debt service obligations and cash commitments.  The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT, sale of its equity securities, the issue of warrants and stock options, interest on excess funds held and the issuance of debt.  During fiscal 2012, on July 18, 2011, the Company’s previously existing long-term debt was settled as described in Note 8 to the accompanying financial statements. Based on management's current estimates and expected operating activities, sufficient financial resources exist to fund operations to the end of fiscal 2013.  The Company’s future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT, and/or secure additional capital, which may not be available under favourable terms, should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

Recent Developments

New Clinical Trial of AGGRASTAT:

On May 10, 2012 the Company announced the commencement of enrolment in a new clinical trial of AGGRASTAT (tirofiban HCl) entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).

The Company had previously announced its plans for the new clinical trial on January 30, 2012.

SAVI-PCI is a randomized, open-label study enrolling approximately 600 patients undergoing percutaneous coronary intervention (PCI) at sites across the United States.  The study is designed to evaluate whether patients receiving the investigational, High-Dose Bolus (HDB) regimen of AGGRASTAT (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.  The primary objective of SAVI-PCI is to demonstrate AGGRASTAT is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge.  The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.  The first patient is anticipated to be enrolled during the second quarter of calendar 2012.  The Principal Investigator for the study is Steven V. Manoukian, MD, Director of Cardiovascular Research at the Sarah Cannon Research Institute (SCRI).  The AGGRASTAT dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.

Both AGGRASTAT and Integrilin are reversible, small molecule GP IIb/IIIa inhibitors that have been shown in clinical trials to reduce the combined incidence of death and myocardial infarction in patients with unstable angina (UA) or non-ST elevation myocardial infarction (NSTEMI) undergoing cardiac catheterization when compared to heparin.  These agents work by preventing the ability of platelets to aggregate together.  These platelet aggregates – commonly known as blood clots - can result in a partial or complete blockage of the coronary artery if left untreated.

MEDICURE INC.
Management's Discussion and Analysis

Bleeding is a common adverse reaction associated with the use of GP IIb/IIIa inhibitors due to their unique ability to prevent and disaggregate blood clots.  A patient’s risk of bleeding is an important factor when determining an optimal treatment approach and, in some cases, complicates or limits the use of these agents.  With the SAVI-PCI study, the investigators will explore whether AGGRASTAT HDB plus a shortened infusion can reduce the risk of bleeding while maintaining comparable ischemic protection relative to the currently practiced 18 hour infusion of Integrilin.  Other studies have indicated that shortening the infusion duration of GP IIb/IIIa inhibitors can potentially lead to a reduction in bleeding complications for patients undergoing PCI.  It is important to note that bleeding complications have been linked to increased rates of other major complications and mortality, as well as increased overall cost of care. A goal of the SAVI-PCI study is to further optimize the safety, efficacy and efficiency of treatment used in the setting of PCI.

Phase II Clinical Trial of Tardoxal:

On January 23, 2012 the Company provided an update and announced the addition of a site in India for its ongoing Phase II Clinical Trial, TardoxalTM for the Treatment of Tardive Dyskinesia (TEND-TD). The Company has received approval from the Drug Controller General of India and has begun enrolment at the site. The trial is approved in the United States by the FDA, and in Canada, by the TPD, where sites are actively recruiting patients.

The addition of the new trial site (Schizophrenia Research Foundation, Chennai, India) is expected to increase the rate of enrolment. Current enrolment is at 34 patients, with 40 total patients needed for a planned interim analysis.  The results from the interim analysis are expected in September 2012.

The Company has received FDA Fast Track designation for the clinical investigation of Tardoxal for the treatment of moderate to severe TD. Fast Track designation is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

Listing Elevated to Tier 2 of the TSX Venture Exchange:

On October 24, 2011, the Company’s listing was elevated from the NEX board of the TSX–V to Tier 2 of the TSX-V.

Appointment of Chief Financial Officer:

On September 21, 2011, the Company appointed Mr. James Kinley, CA as Chief Financial Officer.

Appointment of President and Chief Operating Officer:

On July 25, 2011, the Company appointed Mr. Dawson Reimer as President and Chief Operating Officer.

Debt settlement and related transactions:

On July 18, 2011, the Company settled its long-term debt to Birmingham Associates Ltd. in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of the Company; and iii) a royalty on future AGGRASTAT sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT sales and increases on sales exceeding that amount.

In addition, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program. The loan bears interest annually at the crown company borrowing rate and matures on July 1, 2016.  The loan repayment schedule is interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. The loan is secured by the Company's assets and guaranteed by the Company’s Chief Executive Officer, and entities controlled by the Chief Executive Officer. The Company issued 20,000,000 common shares of the Company in consideration for this guarantee to the Company’s Chief Executive Officer and entities controlled by the Chief Executive Officer.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

Additionally, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.

MEDICURE INC.
Management's Discussion and Analysis

Stock options:

On July 18, 2011, the Company issued 12,542,000 stock options under the Company's approved stock option plan to employees and consultants of the Company, including the chief executive officer and chief operating officer, at an exercise price of $0.10 per common share.  The options vest immediately and expire after ten years.

Sale of inventory:

On July 6, 2011, the Company entered into an agreement with Iroko Cardio, LLC (“Iroko”) to advance AGGRASTAT in each of Medicure and Iroko's respective territories. Iroko owns rights to AGGRASTAT outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT drug substance from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,909,000 during fiscal 2012.  In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT drug product and provided the Company the option to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT in Europe.  If the Company had exercised its option to obtain the data and was successful in getting changes to the approved use of AGGRASTAT in the United States, Iroko would have been entitled to receive a royalty of up to US$3.5 million on future AGGRASTAT sales based on a percentage of sales.  Subsequent to May 31, 2012, this option expired without the Company exercising its rights thereunder.  As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

Commercial:

In fiscal 2007, the Company’s subsidiary, Medicure International, Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam).  AGGRASTAT, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI).  Under a contract with Medicure International, Inc., the Company’s subsidiary, Medicure Pharma, Inc., continues to support, market and distribute the product.  Through a services agreement with Medicure Inc., work related to AGGRASTAT is conducted by home office staff in Winnipeg, Canada and a small number of third party contractors.

Net revenue from the sale of finished AGGRASTAT products for the year ended May 31, 2012 decreased 21% over the net revenue for the year ended May 31, 2011.  All of the Company’s sales are denominated in U.S. dollars.  The decrease in revenues compared to the previous fiscal year corresponds with an overall decline in use of injectable antiplatelet drugs.  It is also attributable to increases in discounts to customers and fluctuations in foreign exchange rates.  The decrease may also reflect normal fluctuations in wholesale purchasing in the period.   Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Net revenues from unfinished products were $1.9 million due to the sale during the year ended May 31, 2012 of unfinished product to a European pharmaceutical company, Iroko, as described above.  There were no similar sales of unfinished products during fiscal 2011.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through strategic investments related to AGGRASTAT and the acquisition of other niche products that fit the commercial organization.

At present the Company is not aware of any other glycoprotein IIb/IIIa inhibitors in mid to late stage clinical development.  However, the choice and use of AGGRASTAT may be affected by the continued advancement of new antithrombotic and antiplatelet agents, including the recently approved oral antiplatelet agents, ticagrelor (Brilinta®) and prasugrel (Effient®).  The potential future launch of generic versions of AGGRASTAT and/or of other competitive drugs is also expected to impact utilization of the Company’s drug. Many companies, including large pharmaceutical and biotechnology companies, are conducting development of products that are intended to address the same or a similar medical need.  Many of these companies have much larger financial and other resources than the Company does, including those related to research and development, manufacturing, and sales and marketing.   The Company also faces competition in recruiting scientific personnel from colleges, universities, agencies, and research organizations who seek patent protection and licensing agreements for the technologies they develop.

MEDICURE INC.
Management's Discussion and Analysis

The Company is primarily focusing on:

•	Maintaining and Growing AGGRASTAT sales in the United States.

The Company is working to expand sales of AGGRASTAT in the United States.  The present market for GP IIb/IIIa inhibitors, of which AGGRASTAT is one of three agents, is approximately $330 million per year (2012). At present AGGRASTAT has less than 2% of this market. The use of AGGRASTAT is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT has been shown, in several clinical trials, to reduce mortality and/or morbidity (myocardial infarction) post ACS by as much as 40%.

•	The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT:

As stated previously, the Company’s primary ongoing Research and Development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT.

One important aspect of the strategy is the Company’s efforts to expand and modify the product label. The recently initiated SAVI-PCI trial is intended to generate additional clinical data on this experimental approach to using AGGRASTAT which may in the future help support other investments aimed at expanding the approved dosing regimen and the treatment setting for the Product. The SAVI-PCI study is not expected nor intended to be sufficient to support FDA approval of the AGGRASTAT dosing regimen and the treatment setting used in SAVI-PCI.

The Company also wishes to obtain, and is conducting work to obtain, approvals from the FDA to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT’s prescribing information. As at the date hereof, no request for such a change has been submitted to the FDA. Any such change is dependent upon review and approval by the FDA and may necessitate substantial regulatory filing fees. Clinical development activities would also require substantial financial resources to conduct.

While the Company believes that it will be able to implement a relatively low cost clinical, product and regulatory strategy, it requires additional resources to conduct all aspects of this plan. The Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

•	The development of TARDOXAL for Tardive Dyskinesia and other neurological indications.

The Company is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s safety and potential efficacy in these applications.

It is the Company’s intention to secure a partnership with a large pharmaceutical company for commercialization of TARDOXAL or other products that it may from time to time develop.  Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise.  No formal agreement or letter of intent has been entered into by the Company as of the date hereof.

Research and Development:

The Company’s research and development activities are predominantly conducted by its subsidiary, Medicure International, Inc.

The primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT.   The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

On May 10, 2012 the Company announced the commencement of enrolment in a new clinical trial of AGGRASTAT entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).  SAVI-PCI is a randomized, open-label study enrolling approximately 600 patients undergoing percutaneous coronary intervention (PCI) at sites across the United States.  The study is designed to evaluate whether patients receiving the investigational, High-Dose Bolus (HDB) regimen of AGGRASTAT (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.  The primary objective of SAVI-PCI is to demonstrate AGGRASTAT is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge.  The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.  The first patient is anticipated to be enrolled during the second quarter of calendar 2012.  The Principal Investigator for the study is Steven V. Manoukian, MD, Director of Cardiovascular Research at the Sarah Cannon Research Institute (SCRI).

MEDICURE INC.
Management's Discussion and Analysis

The AGGRASTAT dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.  The study is intended to generate additional clinical data on this experimental approach to using AGGRASTAT which may in the future help support other investments aimed at expanding the approved dosing regimen and the treatment setting for the Product.  In this way, SAVI-PCI is a component of the Company’s ongoing investment in the regulatory, brand and life cycle management strategy for the Product.  The SAVI-PCI study is not expected nor intended to be sufficient to support FDA approval of the AGGRASTAT dosing regimen and the treatment setting used in SAVI-PCI.

The Company is also exploring other experimental uses and dosing approaches related to AGGRASTAT.

The Company’s primary, non-AGGRASTAT research and development activity is TARDOXAL for the treatment of Tardive Dyskinesia (“TD”).  This program evolved from Medicure’s extensive clinical experience with MC-1, a naturally occurring small molecule, for cardiovascular conditions.  A modest amount of capital is being used for an ongoing Phase II clinical study of TARDOXALTM, entitled Tardoxal for the Treatment of Tardive Dyskinesia (TEND-TD).

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development

AGGRASTAT®	Acute Cardiology	Approved - Additional studies underway
TARDOXALTM	TD / Neurological indications	Phase II - enrolling patients

The development of MC-1 for cardiovascular conditions is not listed in the table above as these initiatives have been placed on hold.  Similarly, the Company no longer lists its library of other novel small molecule antithrombotic drugs (including the preclinical lead compound MC-45308) as it has placed development of these drug candidates on hold.

The Company intends to pursue a license or development partnership for TARDOXAL with a large pharmaceutical company.  Such a partnership may provide funding and other resources for further clinical trials and commercialization.  No such formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

The Company’s library of novel therapeutics includes a series of small molecule dual acting anticoagulant/antiplatelet compounds which may be useful in treating venous and arterial thrombosis. These compounds, which have shown activity in venous and arterial models of thrombosis, provide a basis for further research, optimization and preclinical development.

The Company from time to time evaluates the acquisition or license of other products with the objective of further broadening its product portfolio and generating additional revenue. No such formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

Potential New Products in Development Stage

One of the Company’s ongoing investments is the clinical development and commercialization of its lead research product, TARDOXAL (pyridoxal 5-phosphate) for TD.   TD is a serious movement disorder which results from long-term treatment with antipsychotic medications.  At present there is no treatment available for TD in the US.  TARDOXAL’s potential for treatment of TD is supported by its biological mechanism of action and by preliminary clinical studies which indicated efficacy of a related compound in treatment of TD.

Until 2008, the Company had been focused on the development of its then lead product MC-1 as a cardioprotective treatment in reducing damage to the heart associated with acute ischemic and reperfusion injury (MEND-1 Phase-II study). Due to lack of resources and the inability to demonstrate efficacy in the Company’s Phase III study, MEND-CABG II, this development program was placed on hold. MC-1 is the same chemical compound being developed for TD under the name TARDOXAL.

The Company is also exploring other experimental uses and dosing approaches related to AGGRASTAT.  This work may lead to other new product formats and formulations of AGGRASTAT, any of which would require substantial additional research and development investment by the Company.

MEDICURE INC.
Management's Discussion and Analysis

Critical Accounting Policies and Estimates

Going concern

The consolidated financial statements for the year ended May 31, 2012 have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company had experienced operating losses from incorporation to May 31, 2011 and has accumulated a deficit of $123,303,052 as at May 31, 2012.  Management has forecast that it has sufficient working capital through the end of fiscal 2013, however contractual commitments and debt service obligations exceed the company's net cash flows and working capital beginning in early fiscal 2014.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, and/or secure additional capital, which may not be available under favourable terms or at all.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements.  There is no certainty that the Company’s working capital will be sufficient through fiscal 2013 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the notes the financial statements.  Areas of significant estimates include; valuation of the royalty obligation, valuation of the warrant liability, provisions for returns and discounts, the estimation of accruals for research and development costs, the measurement and period of useful life of intangible assets, the assumptions and model used to estimate the value of share-based payment transactions and the measurement of the amount and assessment of the recoverability of income tax assets.

Valuation of the royalty obligation and warrant liability

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities:  accounts payable and accrued liabilities, accrued interest on long-term debt, long-term debt and royalty obligation.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.  Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.  Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to interest expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

MEDICURE INC.
Management's Discussion and Analysis

The initial value of the royalty obligation was based on an expected value approach and the royalty obligation is subsequently recorded at amortized cost with the associated cash flows being reviewed each period.  The net accretion of the royalty obligation is recorded within finance expense on the Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss).

Warrants with an exercise price denominated in a foreign currency are recorded as a warrant liability and classified as fair value through profit and loss. The warrant liability is included within accounts payable and accrued liabilities and the change in the fair value of the warrants is recorded as a gain or loss in the consolidated statement of net income (loss) and comprehensive income (loss) within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability is measured by reference to the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date.  Estimating fair value for these warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability is based on level 2 (significant observable inputs).

Provision for returns and discounts

Revenue from the sale of goods, comprising finished and unfinished products, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.  Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible returns of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.  If it is probable that discounts will be granted and the amount can measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates (product sales allowances).  Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT  may result in sales of AGGRASTAT to wholesalers that do not track directly with demand for the product at hospitals.  In determining the amounts for these allowances and accruals, the Company uses estimates. Through reports provided by the Company’s wholesalers and other third party external information, management estimates customer and wholesaler inventory levels, sales trends and hospital demand.  Management uses this information along with such factors as: historical experience and average contractual chargeback rates to estimate product sales allowances.  Third-party data is subject to inherent limitations of estimates due to the reliance on information from external sources, as this information may itself rely on certain estimates.

Estimation of accruals for research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes.  Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.  No development costs have been capitalized to date.

MEDICURE INC.
Management's Discussion and Analysis

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

Clinical trial expenses

Clinical trial expenses are a component of the Company’s research and development costs.  These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting.  These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

Measurement and period of use of intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.  Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit or loss as incurred.

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter.  Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter.  Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over its estimated economic life of approximately ten years.

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses.  The costs of servicing the Company’s patents and trademarks are expensed as incurred.

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit and loss as incurred.

Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired.  An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit (CGU) exceeds its recoverable amount.  Impairment losses are recognized in net income (loss) and comprehensive income (loss) and included in research and development expense if they relate to patents.  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount is the greater of the asset’s or CGU’s fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  In determining fair value less cost to sell, an appropriate valuation model is used.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Assumptions and model used to estimate the value of share-based payment transactions

The Company has a stock option plan for its directors, management, employees, and consultants.  The grant date fair value of share-based awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

MEDICURE INC.
Management's Discussion and Analysis

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are account for as equity-settled share-based payment transactions.  In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For the year ended May 31, 2012, the Company recorded stock-based compensation of $224,445 (May 31, 2011 - $77,057).

Measurement of the amount and assessment of the recoverability of income tax assets

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Changes in accounting policies

Adoption of International Financial Reporting Standards (IFRS):
The consolidated financial statements for the year ended May 31, 2012 of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  These are the first annual consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

The audited consolidated financial statements for the year ended May 31, 2012 provide the following reconciliations from Canadian generally accepted accounting principles (GAAP) to IFRS for the consolidated:

•	statement of financial position, including equity as at June 1, 2010;

•	statement of financial position, including equity as at May 31, 2011; and the

•	statement of net loss and comprehensive loss for the year ended May 31, 2011.

In preparing the accompanying consolidated financial statements in accordance with IFRS 1, First time Adoption of International Financial Reporting Standards, the Company has applied the mandatory exceptions of IFRS.

MEDICURE INC.
Management's Discussion and Analysis

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company's financial position and financial performance is set in note 19 of the consolidated financial statements as at and for the year ending May 31, 2012.  The transition from Canadian GAAP to IFRS has not had a material impact on the statement of cash flows.  The reconciling items between Canadian GAAP and IFRS presentation have no net effect on the cash flows generated.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The selected financial information provided below is derived from the Company's unaudited quarterly financial statements for each of the last eight quarters and has been adjusted to reflect the transition to IFRS as discussed above for 2011.

(in thousands of CDN$, except per share data)	May 31, 2012	Feb 29, 2012	Nov 30, 2011	Aug 31, 2011

Product sales, net	371	660	2,247	1,519
Cost of goods sold	(255)	(247)	(249)	(318)
Selling, general and administrative	(612)	(567)	(711)	(784)
Research and development	(503)	(71)	(110)	(360)
Gain on settlement of debt	-	-	-	23,932
Interest expense	21	(134)	(109)	(444)
Foreign exchange gain (loss)	5	6	(10)	(3)
Income (Loss) for the period	(975)	(353)	1,059	23,542
Basic and diluted (loss) income per share	(0.01)	-	0.01	0.15

(in thousands of CDN$, except per share data)	May 31, 2011	Feb 28, 2011	Nov 30, 2010	Aug 31, 2010

Product sales, net	774	1,222	802	830
Cost of goods sold	(742)	(279)	(245)	(247)
Selling, general and administrative	(1,135)	(707)	(277)	(714)
Research and development	(185)	(188)	(1)	(150)
Gain on settlement of debt	-	-	-	-
Interest expense	(749)	(750)	(802)	(799)
Foreign exchange gain (loss)	179	1,794	1,233	499
Income (loss) for the period	(1,858)	1,093	710	(1,580)
Basic and diluted (loss) income per share	(0.01)	0.01	0.01	(0.01)

Net income for the three month period ended May 31, 2012 has decreased by $0.9 million compared to the three month period ended May 31, 2011.  Significant variances are as follows:

•
Interest expense decreased by $0.8 million during the three months ended May 31, 2012, when compared to the three months ended May 31, 2011 due to the settlement of the Birmingham long-term in July of 2011.

•
Cost of goods sold decreased by $0.5 million due to lower sales during the three months ended May 31, 2012 combined with higher inventory write-offs and accruals relating to purchasing obligations during the three months ended May 31, 2011.

•
A decrease of $0.5 million in selling, general and administrative expenses during the three months ended May 31 2012 due to higher costs experienced in the three months ended May 31, 2011 relating to restructuring the Company.

MEDICURE INC.
Management's Discussion and Analysis

Partially offset by:

•
Revenues decreased by $0.4 million which corresponds with an overall decline in use of injectable antiplatelet drugs.  It is also attributable to increases in discounts to customers and fluctuations in foreign exchange rates.  The decrease may also reflect normal fluctuations in wholesale purchasing in the period.

•
A increase of $0.3 million in research and development costs during the three months ended May 31, 2012 relating to increase research and development expenditures during the three months ended May 31, 2012 for research projects including the SAVI-PCI clinical trial.

•
A decrease in foreign exchange gains of $0.2 million resulting from the settlement of the US dollar denominated debt in the first quarter of fiscal 2012. Additionally, the change in the functional currency of one of the Company's subsidiaries to U.S. dollars at June 1, 2011 resulting from the settlement of the long-term debt and other factors, which resulted in currency translation from this subsidiary primarily being recorded in other comprehensive income for the three months ended May 31, 2012 impacted the foreign exchange gains and losses.

Results of Operations

Revenue

The change in revenue for the years ended May 31, 2012 and 2011 is reflected in the following table:

	Year	Year
	ended	ended	Increase
(in thousands of CDN $)	May 31, 2012	May 31, 2011	(decrease)

Sale of finished product, net	$2,881	$3,628	$(747)
Sale of unfinished product, net	$1,915	$-	$1,915

Total product sales, net	$4,796	$3,628	$1,168

Net product sales for fiscal 2012 were $4,796,000, compared to $3,628,000 in fiscal 2011.  The Company currently sells finished AGGRASTAT to drug wholesalers.  These wholesalers subsequently sell AGGRASTAT to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT may result in sales of AGGRASTAT to wholesalers that do not track directly with demand for the product at hospitals.  All of the Company’s sales are denominated in US dollars.  Additionally in fiscal 2012, the Company sold unfinished product used in the manufacture of AGGRASTAT to a European Pharmaceutical company.

Net revenue from the sale of finished AGGRASTAT products for the year ended May 31, 2012 decreased 21% over the net revenue for the year ended May 31, 2011.  The decrease in revenues compared to the previous fiscal year corresponds with an overall decline in use of injectable antiplatelet drugs.  It is also attributable to increases in discounts to customers and fluctuations in foreign exchange rates.  The decrease may also reflect normal fluctuations in wholesale purchasing in the period  Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Net revenues from unfinished products were $1.9 million due to the sale during the year ended May 31, 2012 of unfinished product to a European pharmaceutical company.  There were no similar sales of unfinished products during fiscal 2011.

Cost of goods sold

The change in cost of goods sold for the years ended May 31, 2012 and 2011 is reflected in the following table:
	Year	Year
	ended	ended	Increase
(in thousands of CDN $)	May 31, 2012	May 31, 2011	(decrease)

Cost of goods sold	$1,069	$1,513	$(444)

MEDICURE INC.
Management's Discussion and Analysis

Cost of goods sold represents direct product costs associated with AGGRASTAT including and write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT intangible assets.

Cost of goods sold, excluding amortization, as described below, for fiscal 2012 were $223,000 compared to $674,000 in fiscal 2011.  For the year ended May 31, 2012, decreases to cost of goods sold are the result of decreases in net sales of AGGRASTAT and the lower write-offs of expired inventory during fiscal 2012 when compared to fiscal 2011.  Additionally, the Company has a minimum purchase commitment for the manufacturing of AGGRASTAT and as a result had recorded a $0.1 million charge to recognize this commitment during 2011.  This commitment was subsequently fulfilled resulting in an adjustment to reduce cost of goods sold by $0.1 million during fiscal 2012.

Amortization of AGGRASTAT intangible assets included in cost of goods sold remained consistent for the year ended May 31, 2012 at $846,000, when compared to $840,000 in fiscal 2011.

Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development.  The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities.  The balance also includes professional fees such as legal, audit, investor and public relations.

The changes in selling, general and administrative expenditures for the years ended May 31, 2012 and 2011 are reflected in the following table:

	Year	Year
	ended	ended	Increase
(in thousands of CDN $)	May 31, 2012	May 31, 2011	(decrease)

Selling, general, and administrative expenditures:
AGGRASTAT®	$1,159	$1,657	$(498)
Other	$1,515	$1,176	$339

Total	$2,674	$2,833	$(159)

Total Selling, general, and administrative expenditures for fiscal 2012 were $2,674,000, compared to $2,833,000  in fiscal 2011.  Selling, general, and administrative expenditures related to AGGRASTAT were $1,159,000 in fiscal 2012, compared to $1,657,000 in fiscal 2011.  Selling, general, and administrative expenditures – Other  were $1,515,000 in fiscal 2012, compared to $1,176,000 in fiscal 2011.  Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development.  The expenditures are required to support sales and marketing efforts of AGGRASTAT and ongoing business development and corporate stewardship activities.   The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures – AGGRASTAT decreased during the year ended May 31, 2012 as compared to same period in the prior year mainly due to:

•	The Company payroll costs were lower during the year, attributable to management's efforts to reduce operating costs;

•	The average US exchange rate for the period was lower than the in the comparable periods of 2011 resulting in a decrease in selling, general and administrative expenditures; and

•	Overall the Company’s selling, general and administrative expenditures related to AGGRASTAT are lower as a result of the ongoing measures taken under the cost curtailment program.

Selling, general and administrative expenditures – Other increased during the year ended May 31, 2012 as compared to same period in the prior year mainly due to:

•
An increase of $0.3 million in selling, general and administrative expenses during year ended May 31, 2012 primarily relating to a recovery of general and administrative costs in the prior year as a result of bad debt recoveries.

MEDICURE INC.
Management's Discussion and Analysis

•
$0.2 million of non-cash stock-based compensation recorded during the year ended May 31, 2012 relating to stock options that were granted on July 18, 2011.  These options vested immediately.  Stock-based compensation expense during the year ended May 31, 2011 was $0.1 million

•	Increases in professional fees and costs during the current year relating to the on-going operations of the Company including the transition from Canadian GAAP to IFRS.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs, as well as amortization and write-offs of non-AGGRASTAT intangible assets.  The Company expenses all research and development costs.  Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centres.  The change in research and development expenditures for the years ended May 31, 2012 and 2011 are reflected in the following table:

	Year	Year
	ended	ended	Increase
(in thousands of CDN $)	May 31, 2012	May 31, 2011	(decrease)

Research and development	$1,044	$524	$520

Net research and development expenditures for fiscal 2011 were $1,044,000, compared to $524,000 in fiscal 2011.  Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centred costs and monitoring costs.  The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS.  The increase in research and development expenditures, for the year ended May 31, 2012 as compared to the same period in fiscal 2011 is due to the commencement of a new clinical trial of AGGRASTAT (tirofiban HCl) entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).  Additional funds were also allocated by the Company to advance its TARDOXAL clinical trial.

Included in research and development expenses are charges related to impairment of the Company’s intangibles assets.  Impairments of intangible assets for fiscal 2012 were $216,000, compared to $280,000 in fiscal 2011. Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to no longer pursue these patents and as a result the carrying value of these patents was written off.

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments.  The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

Gain on settlement of debt

The change in gain on settlement of debt for the years ended May 31, 2012 and 2011 is reflected in the following table:

	Year	Year
	ended	ended	Increase
(in thousands of CDN $)	May 31, 2012	May 31, 2011	(decrease)

Gain on settlement of debt	$23,932	$-	$23,932

MEDICURE INC.
Management's Discussion and Analysis

During the year ended May 31, 2012, the Company recorded a non cash gain in the amount of $23,932,000 related to the settlement of its previously existing long-term debt.  In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham was to receive payments based on a percentage of AGGRASTAT net sales. Birmingham was entitled to a return of 20 percent on the first US$15 million in AGGRASTAT revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual payments started at US$2.5 million in 2008 and were to escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement in aggregate were US$49.7 million. The annual minimum payments were reflected in the effective interest rate calculation of the debt.

As at May 31, 2011, the Company was in default of the terms of its debt financing obligations.  The portion of the minimum payments that were past due included in the accrued interest on long-term debt at May 31, 2011 was $4,804,788, or US$4,933,471.  The debt agreement contained no express provisions to accelerate debt payments in an event of default, however under the agreement the lender could have exercised its security rights at any time while in default.   Accordingly, for financial reporting purposes, the outstanding long term debt of US$25 million that was in default was classified as a current liability at May 31, 2011 and June 1, 2010.

On July 18, 2011, the Company settled the Birmingham long-term debt in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of the Company; and iii) a royalty on future AGGRASTAT sales until May 1, 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT rights, the acquirer would be required to assume the obligations under the royalty agreement.

The difference between the carrying amount of the long-term debt extinguished and the consideration paid, comprising cash, equity instruments and the royalty obligation assumed, has been recognized as a gain on the settlement of debt in the statement of net income for the year ended May 31, 2012.  In accordance with International Financial Reporting Interpretations Committee (IFRIC) 19 Extinguishing financial liabilities with equity instruments, the shares issued in partial consideration for the settlement of the debt have been included in consideration paid and measured at their fair value at the date of the settlement of $652,801.

As at July 18, 2011 the Company had total Canadian dollar book value of long-term debt of $22,254,966, net of unamortized deferred financing fees of $941,454.  The Company also had accrued interest payable of $8,145,865 for a total carrying value of the debt settled on July 18, 2011 of $30,400,831.

The gain on the settlement of debt totals $23,931,807 and consideration paid comprised $4,750,000 cash paid, common shares with a value of $652,801 and a royalty obligation valued at $901,915, in addition to legal costs associated with the debt settlement transaction of $164,308.

Finance Expense

The change in finance expense for the years ended May 31, 2012 and 2011 is reflected in the following table:

	Year	Year
	ended	ended	Increase
(in thousands of CDN $)	May 31, 2012	May 31, 2011	(decrease)

Finance expense	$554	$3,100	$(2,546)

Finance expense for fiscal 2012 was $554,000, compared to $3,100,000 in fiscal 2011.  The significant decrease in finance expense for the year ended May 31, 2012 as compared to the prior fiscal year is due to the settlement of the Company’s long-term debt on July 18, 2011 as described above and in Note 8 of the audited consolidated financial statements for the year ended May 31, 2012.  Finance expense in the prior fiscal year relate primarily to interest on the Birmingham long-term debt.  Finance expense in the current fiscal year relates to interest on the Birmingham debt from June 1, 2011 to its settlement on July 18, 2011, as well as interest associated with the Company’s long-term debt obtained on July 18, 2011 which had an effective interest rate of seven percent during the year ended May 31, 2012.

MEDICURE INC.
Management's Discussion and Analysis

Foreign Exchange (Gain) or Loss

The change in the foreign exchange (gain) or loss for the years ended May 31, 2012 and 2011 is reflected in the following table:

	Year	Year
	ended	ended	Increase
(in thousands of CDN $)	May 31, 2012	May 31, 2011	(decrease)

Foreign exchange	$2	$(2,707)	$2,709

The net foreign exchange loss for the year ended May 31, 2012 was $2,000, compared to a net foreign exchange gain of $2,707,000 in fiscal 2011. The net foreign exchange loss during the year ended May 31, 2012 changed  significantly from the previous fiscal year due the settlement of the US dollar denominated debt in the first quarter of fiscal 2012.  In addition the functional currency of one of the Company's subsidiaries changed to U.S. dollars at June 1, 2011 as a result of a change in focus of its operations driven by the settlement of the Birmingham long-term debt and other factors, which resulted in currency translation from this subsidiary primarily being recorded in other comprehensive income for the year ended May 31, 2012.

Income (loss) and comprehensive income (loss) for the period

The consolidated net income (loss) and comprehensive income (loss) for the years ended May 31, 2012 and  2011 is reflected in the following table:

	Year	Year
	ended	ended	Increase
(in thousands of CDN $)	May 31, 2012	May 31, 2011	(decrease)

Income (loss) for the period	$23,386	$(1,635)	$25,021
Comprehensive income (loss) for the period	$23,865	$(2,011)	$25,876
Income (loss) per share	$0.13	$(0.01)	$0.14

For the year ended May 31, 2012, the Company recorded a consolidated net income of $23,386,000 or $0.13 per share compared to a consolidated net loss of $1,635,000 or $0.01 per share for the year ended May 31, 2011.  As discussed above the main factors contributing to the net income in fiscal 2012 when compared to the loss during the 2011 fiscal year were the non-cash gain on the settlement of the Birmingham long-term debt, increased sales resulting from the $1.9 million of revenue recognized on the sale of unfinished product, and a decrease in interest expense as a result of the settling of the long-term debt, offset by lower foreign exchange gains as a result of the settling of the US dollar denominated debt in the first quarter of fiscal 2012 and the change in the functional currency of one of the Company's subsidiaries to U.S. dollars at June 1, 2011 as described above.

For the year ended May 31, 2012, the Company recorded total comprehensive income of $23,865,000 compared to comprehensive loss of $2,011,000 for the year ended May 31, 2011. The change in comprehensive income (loss) results from the factors described above, plus the change in the translation adjustment relating to the foreign currency translation of the Company's subsidiaries.

Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT, sale of its equity securities, the issue and exercise of warrants and stock options, interest on excess funds held and the issuance of debt.

Based on management's current estimates and expected operating activities, sufficient financial resources exist to fund operations to the end of fiscal 2013.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, and/or secure additional capital, which may not be available under favourable terms or at all.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

MEDICURE INC.
Management's Discussion and Analysis

Cash provided by operating activities for the year ended May 31, 2012 decreased $13,000 to $417,000 compared to $430,000 for 2011 primarily due to lower sales of AGGRASTAT finished product, higher payments on outstanding payables throughout the year and the payment of interest and royalties during fiscal 2012 relating to the debt settlement and new long-term debt obtained on July 18, 2011, offset by the sale of unfinished product used in the manufacture of AGGRASTAT to a European pharmaceutical company during the fiscal year.

Investing activities for the year ended May 31, 2012 were cash used totaling $98,000 primarily relating to the acquisition of intangible assets compared to $45,000 for the year ended May 31, 2011.

Financing activities for the year ended May 31, 2012 consisted of proceeds on long-term debt as a result of a new loan with the Government of Manitoba totaling $5,000,000.  Of these proceeds received $4,750,000 was used to repay existing debt as a part of the Birmingham debt settlement transaction on July 18, 2011 as described above and in note 8 to the audited consolidated financial statements for the year ended May 31, 2012.  Additionally, the Company paid $198,000 in costs associated with the issuance of Common Shares, and settling the existing debt, all occurring on July 18, 2011  There were no cash flows from financing activities for the year ended May 31, 2011.

At May 31, 2012 the Company had cash totaling $1,124,345 compared to $750,184 as of May 31, 2011.  As at May 31, 2012, the Company had working capital of $957,000 compared to a working capital deficiency of $30.3 million at May 31, 2011.  The significant change in the working capital of the Company between the two years is as a result of the settlement of the Birmingham long-term debt on July 18, 2011.

The Company has long-term debt at May 31, 2012 of $5.0 million recorded in its financial statements relating to the Government of Manitoba loan described in Note 8 of the Company's consolidated financial statements for the year ended May 31, 2012. Interest is accrued based on an annual effective interest rate of 7.0%. The minimum annual debt obligations are disclosed under Contractual Obligations.

As at May 31, 2012 there were 182,947,595 common shares issued and outstanding; 14,439,192 options to purchase common shares outstanding; and 5,373,913 warrants to purchase common shares outstanding.

As at September 14, 2012 there were 182,947,595 common shares issued and outstanding; 14,375,317 options to purchase common shares outstanding; and 5,373,913 warrants to purchase common shares outstanding.

Contractual Obligations

As at May 31, 2012, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

	Total	2013	2014	2015	2016	2017	Thereafter

(in thousands of CDN $)
Accounts payable and accrued
liabilities	$1,356	$1,356	$-	$-	$-	$-	$-
Debt financing obligations 1	5,712	263	1,624	1,816	1,729	280	-
Purchase agreement commitments 2	3,082	1,357	690	690	345	-	-
Management services agreement
commitments 3	111	111	-	-	-	-	-

Total	$10,261	$3,087	$2,314	$2,506	$2,074	$280	$-

MEDICURE INC.
Management's Discussion and Analysis

1
Long-term debt obligations reflect principal and interest payments under the debt financing agreement.  The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program. The loan bears interest annually at the crown company borrowing rate plus two percent and matures on July 1, 2016.  The loan repayment schedule is interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. The loan is secured by the Company's assets and guaranteed by the Company’s Chief Executive Officer, and entities controlled by the Chief Executive Officer. The Company issued 20,000,000 common shares of the Company in consideration for this guarantee to the Company’s Chief Executive Officer and entities controlled by the Chief Executive Officer.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

2.
The Company has entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT from a third party.  Subsequent to May 31, 2012, the Company made an AGGRASTAT purchase resulting in $492,000 of the contractual obligation for fiscal 2013 being paid.

3.
Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the Chief Executive Officer, under which the Company was committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010.  Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with a flexible lease of an additional $500 per month for each office space it requests and is given access to by GVI. The agreement is for a one year term and shall be automatically renewed for a succeeding term of one year if not terminated by the Company at least 90 days prior to expiry.  Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. These agreements include research and development related to AGGRASTAT and TARDOXAL as well as other product opportunities.

Contracts with contract research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.

Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Royalties

As a part of the Birmingham debt settlement described above and in note 8 to the consolidated financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.

As part of the sale of unfinished product as described in note 11 to the consolidated financial statements, if the Company exercised its option to obtain AGGRASTAT data and was successful in getting changes to the approved use of AGGRASTAT in the United States, the Company would be obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT sales.  Subsequent to year end, the option to obtain the data expired without the Company exercising its rights thereunder.  As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

MEDICURE INC.
Management's Discussion and Analysis

The Company is obligated to pay royalties to the University of Manitoba based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales.  To date, no royalties are due and/or payable and, given these development programs have been placed on hold, the Company does not anticipate any such royalties to be paid.  Such royalty does not apply to the sale of TARDOXAL.

Contingencies

In the normal course of business the Company may from time to time be subject to various claims or possible claims.  Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

Financial Instruments

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.  The fair value of the Company's long-term debt is estimated to be approximately $5,300,000. The carrying value of the royalty obligation approximates its fair value as the royalty obligation is recorded at amortized cost with the associated cash flows being revised each period. The Company does not believe that its results of operations or cash flows would be materially affected by a sudden change in market interest rates.  The Company has not entered into any futures or forward contracts as at May 31, 2012 or May 31, 2011.  The Company is exposed to foreign exchange rate changes that could have a material effect on the future operating results or cash flows in the following U.S. dollar denominated financial instruments:

(Expressed in USD $)	May 31, 2012	May 31, 2011

Cash and cash equivalents	$988,734	$694,351
Accounts receivable	376,796	362,235
Accounts payable and accrued liabilities	(700,340)	(673,066)
Royalty obligation	(521,124)	-
Accrued interest on long-term debt	-	(8,123,015)
Long term debt	-	(25,000,000)

Net	$144,066	$(32,739,495)

Based on the above net exposures as at May 31, 2012, assuming that all other variables remain constant, a five percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would not have a significant impact on net income (loss) (2011 - $1,600,000).

The Company's Birmingham long-term debt, which was denominated in U.S. dollars, was settled on July 18, 2011.

Related Party Transactions

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

During the year ended May 31, 2012, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $184,167 (2011 - $225,000) for business administration services, $19,563 (2011 - $17,671) in rental costs and $46,275 (2011 - nil) for commercial support services.  As described in note 12, the Chief Financial Officer's services are provided through a consulting agreement with GVI.  In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

MEDICURE INC.
Management's Discussion and Analysis

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer.  Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.  During the year ended May 31, 2012, the Company paid GVI CDS $146,154 (2011 - $169,762) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer.  During the year ended May 31, 2012, the Company paid CanAm $254,493 (2011 - $138,817) for research and development services.  In addition, during the year ended May 31, 2011, the Company received $400,000 from CanAm relating to recoveries of amounts previously provided for.  This amount is recorded as a reduction in selling, general and administration expenses for the year ended May 31, 2011.  There were no similar recoveries during fiscal 2012.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As of November 30, 2011, included in accounts payable and accrued liabilities is $7,862 (May 31, 2011 - $2,471) payable to GVI, $10,403 (May 31, 2011 - $11,200) payable to GVI CDS and $51,705 (May 31, 2011 - $24,043) payable to CanAm, which are unsecured and payable on demand.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.

On July 18, 2011, the Company issued 20,000,000 common shares of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method as described in note 8 to the consolidated financial statements.   In connection with the guarantee the Company entered into an indemnification agreement with the CEO  under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement the Company agreed to provide certain compensation upon a change in control of the Company.

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than as discussed above.

Outlook

The Company is primarily focusing on:

Maintaining and Growing AGGRASTAT sales in the United States.
The Company is working to expand sales of AGGRASTAT in the United States.  The present market for GP IIb/IIIa inhibitors, of which AGGRASTAT is one of three agents, is approximately $330 million per year (2012). At present AGGRASTAT has less than 2% of this market. The use of AGGRASTAT is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT has been shown, in several clinical trials, to reduce mortality and/or morbidity (myocardial infarction) post ACS by as much as 40%.

The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT:

As stated previously, the Company’s primary ongoing Research and Development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT.

One important aspect of the strategy is the Company’s efforts to expand and modify the product label. The recently initiated SAVI-PCI trial is intended to generate additional clinical data on this experimental approach to using AGGRASTAT which may in the future help support other investments aimed at expanding the approved dosing regimen and the treatment setting for the Product. The SAVI-PCI study is not expected nor intended to be sufficient to support FDA approval of the AGGRASTAT dosing regimen and the treatment setting used in SAVI-PCI.

MEDICURE INC.
Management's Discussion and Analysis

The Company also wishes to obtain, and is conducting work to obtain, approvals from the FDA to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT’s prescribing information. As at the date hereof, no request for such a change has been submitted to the FDA. Any such change is dependent upon review and approval by the FDA and may necessitate substantial regulatory filing fees. Clinical development activities would also require substantial financial resources to conduct.

While the Company believes that it will be able to implement a relatively low cost clinical, product and regulatory strategy, it requires additional resources to conduct all aspects of this plan. The Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

The development of TARDOXAL for Tardive Dyskinesia and other neurological indications.

The Company is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s safety and potential efficacy in these applications.

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (DC&P) and Internal Controls over Financial Reporting (ICFR) under Canadian securities requirements.  However, the Company is required to certify for the Securities Exchange Commission.  Information can be found in the Company's Annual Report on Form 20-F for the year ended May 31, 2012.

Risks and Uncertainty

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2012, which can be obtained on SEDAR (www.sedar.com) and are not discussed extensively here.

With the exception of AGGRASTAT, all of the Company’s products and technologies are currently in the research and development stages.  To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy.  Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.  The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products.  There can be no assurance that the Company will be successful in obtaining necessary market approvals for its products, including TARDOXAL.  There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT.

The Company’s future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT, and/or secure additional funds, which may not be available under favourable terms.  Should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

Additional Information

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended May 31, 2012, can be obtained on SEDAR (www.sedar.com).